EXHIBIT 99.2

Number: C1213467

CERTIFICATE

 OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that MOGO INC. changed its name to ORION DIGITAL CORP. on December 29, 2025 at 01:00 PM Pacific Time.

Issued under my hand at Victoria, British Columbia On December 29, 2025 KERRY TAYLOR Registrar of Companies Province of British Columbia Canada
ELECTRONIC CERTIFICATE